February 15, 2013

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re: Haemonetics Corporation
Form 10-K for the fiscal year ended March 31, 2012
Filed May 22, 2012
Response dated January 18, 2013
File No. 001-14041

Dear Mr. Mancuso,

Please find our responses to the questions contained in your letter dated January 24, 2013 below. We have aligned our responses with the numbering of your January 24, 2013 letter.

Significance of Customers, Page 7

Question 1:

Please expand your response to prior comment 1 to provide us the authority on which you relied to determine that the disclosure required by Regulation S-K Item 101(c)(1)(vii) depends upon the likelihood of losing that significant customer.

Response 1:

In reviewing the controlling authority on Regulation S-K Item 101(c) (1) (vii), we agree that the determination of whether a customer loss would have a material adverse effect is not influenced by the likelihood of losing that significant customer.

As a result, we have concluded that disclosure of Customer B's identity as Grifols S.A. would have been appropriate in our Form 10-K for the year ended March 31, 2012.

However, we do not expect Grifols to be a significant customer in Fiscal 2013 and future periods. We currently project Grifols to represent less than 10% of our net revenue, due primarily to the revenue increases from our acquisition of Pall Corporation's whole blood business in August 2012.

Because of this change in status, we propose to take two steps to clarify Grifols is Customer B. The first is to withdraw our Rule 83 confidentiality request made on November 29, 2012 and re-file our November 29 response to the Staff without redactions. Second, we will disclose the identity of Customer B in the “Significant Customers” section of our 10-K for the year ending March 30, 2013. With that disclosure, we will provide an explanation that Grifols is no longer a significant customer due to net revenue increases from our acquisition of the whole blood business.

We believe that an amendment to our Form 10-K would not provide a meaningful benefit to investors. While an amendment would update our 10-K to identify that Customer B is Grifols' as of March, 2012, it is not representative of their current share of the Company's revenue. With the acquisition of the whole blood business, the Grifols' revenues are no longer representing more than 10% of the Company's revenues. We can disclose their identity with clear context about the size of the business in our 2013 Form 10-K.

As a result, we believe our proposed remedy will provide adequate disclosure to investors of Grifols past and current status.

Question 2:

We note your response to prior comment 2; however, Regulation S-K Item 601(b)(3) requires that, when you file an amendment to your articles of incorporation, you should file a complete copy of the articles of incorporation as amended without requiring investors to piece together documents from multiple filings to assemble your charter. Please include with your response to this letter the complete copy of your articles incorporation that you plan to file with next Form 10-Q.

Response 2:

Attached are the complete pro forma amended and restated articles of incorporation that we filed with our Form 10-Q on February 1, 2013.

We trust that the foregoing has been responsive to your comments.

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/
Christopher Lindop
Chief Financial Officer and Vice President of Business Development